United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale clarifies on Aliança Energia

Rio de Janeiro, September 27, 2024 – Following press releases dated June 13 and September 2nd, 2024, and considering the article published by the press vehicle FL Journal[1], Vale S.A (“Vale”) reaffirms that it continues to search for potential partners for Aliança Geração de Energia S.A. At this time, there is no binding instrument or decision made regarding who will be the potential partner for the future platform or its capital structure. Vale will keep the market updated of any material facts on the matter.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title “Vale moves ahead with sale of renewable assets: Casa dos Ventos, GIP and CTG are competing, sources say”, published on September 26, 2024, available in Portuguese only.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 27, 2024		Director of Investor Relations